SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

SALE OF PT’S STAKE IN MASCOM

Lisbon, Portugal, July 7, 2003 – Portugal Telecom, SGPS, S.A. (“PT”) (Euronext Lisbon:PTCO.IN; NYSE: PT), announces it has reached an agreement with Citizens Investments (Proprietary) Limited (“Citizens”) for the sale of its 50.01% stake in Mascom Wireless Botswana (Proprietary) Limited (“Mascom”), for Botswana Pulas 250 million, equivalent to approximately Euro 44 million.

Mascom, which had a net debt of Euro18.6 million as of March 2003, will no longer be consolidated (accordingly, the total impact net of tax in PT’s consolidated net debt of the transaction is estimated at around Euro 60 million). The bulk of the impact of this debt reduction will be reflected in the third quarter.

The closing of the transaction is pending the approval by the local telecomunications regulator. Additionally, the 30-day period for the exercise of the right of first refusal by the minority shareholders has started.

Despite the sale, PT will continue to provide consulting services to Mascom’s management under the scope of the existing Management Agreement. Under this agreement PT is entitled to receive a quarterly payment of 6% of the consolidated net revenues of the company.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Vitor J. Sequeira, PT Group Investor Relations Officer vitor.j.sequeira@telecom.pt

Portugal Telecom Tel.: +351.21500 1701 Fax.: +351.21355 6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.